UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65563 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Libucki & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Haddon Avenue
(No. and Street)

Collingswood (City) NJ (State) 08108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony T. Chiaverelli (484) 278-4423
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) PA (State) 19044 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Deborah Libucki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Libucki & Co., LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

JONATHAN HENRY
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50081822
MY COMMISSION EXPIRES MAY 03, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LIBUCKI & CO. LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
## WITH THE REPORT OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
## DECEMBER 31, 2020

# LIBUCKI & CO. LLC
# DECEMBER 31, 2020

## CONTENTS

# Report of Independent Registered Public Accounting Firm

The Member and Those Charged With Governance of
Libucki & Co. LLC

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Libucki & Co. LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Libucki & Co. LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of Libucki & Co. LLC's management. Our responsibility is to express an opinion on Libucki & Co. LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Libucki & Co. LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Supplemental Information*

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Libucki & Co. LLC's financial statements. The supplemental information is the responsibility of Libucki & Co. LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Libucki & Co. LLC's auditor since 2020.

Kreischer Miller

Horsham, Pennsylvania
March 31, 2021

**LIBUCKI & CO. LLC**
**Statement of Financial Condition**
**December 31, 2020**

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 730,575 |
| Accounts Receivable | | 466,961 |
| Restricted Cash | | 200,000 |
| Property and Equipment, Net of Accumulated Depreciation | | 5,129 |
| Other Assets | | 6,173 |
| TOTAL ASSETS | $ | 1,408,838 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts Payable and Accrued Expenses | $ | 307,312 |
| TOTAL LIABILITIES | | 307,312 |
| Member's Equity | | 1,101,526 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 1,408,838 |

The accompanying notes are an integral part of these financial statements.

**LIBUCKI & CO. LLC**
**Statement of Operations**
**For the Year Ended December 31, 2020**

| | |
|---|---|
| **Revenues** | |
| Floor Brokerage Income | $ 2,554,317 |
| Other Income | 169,339 |
| TOTAL REVENUES | 2,723,656 |
| **Expenses** | |
| Compensation and Benefits | 1,274,925 |
| Floor Brokerage, Exchange and Clearance Fees | 102,421 |
| Occupancy and Equipment | 54,652 |
| Technology and Communications | 147,089 |
| Other Expenses | 124,250 |
| TOTAL EXPENSES | 1,703,337 |
| NET INCOME FROM OPERATIONS | $ 1,020,319 |
| **Other Income** | |
| PPP Loan Proceeds | 233,417 |
| NET INCOME | $ 1,253,736 |

The accompanying notes are an integral part of these financial statements.

**LIBUCKI & CO. LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2020**

| | Total |
|---|---|
| Member's Equity as of December 31, 2019 | $ 1,991,790 |
| Distributions | (2,144,000) |
| Net Income | 1,253,736 |
| Member's Equity as of December 31, 2020 | $ 1,101,526 |

The accompanying notes are an integral part of these financial statements.

## LIBUCKI & CO. LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2020

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 1,253,736 |
| Adjustments to Reconcile Net Income to | |
| Net Cash Provided by Operating Activities | |
| Depreciation | 4,369 |
| PPP Loan Proceeds | (233,417) |
| Decrease in Assets | |
| Accounts Receivable | 484,018 |
| Other Assets | 878 |
| Decrease in Liabilities | |
| Accounts Payable and Accrued Expenses | (321,026) |
| Total Adjustments | (65,178) |
| Net Cash Provided by Operating Activities | 1,188,558 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| PPP Loan Proceeds | 233,417 |
| Distributions | (2,144,000) |
| Net Cash Used in Financing Activities | (1,910,583) |
| Net Decrease in Cash, Cash Equivalents and Restricted Cash | (722,025) |
| Cash, Cash Equivalents and Restricted Cash, Beginning of Year | 1,652,600 |
| Cash, Cash Equivalents and Restricted Cash, End of Year | $ 930,575 |

**Reconciliation of Cash, Cash Equivalents and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:**

| | |
|---|---|
| Cash and Cash Equivalents | $ 730,575 |
| Restricted Cash | $ 200,000 |
| Total Cash, Cash Equivalents, and Restricted Cash shown in the Statement of Cash Flows | $ 930,575 |

The accompanying notes are an integral part of these financial statements.

**NOTE 1 - Organization and Nature of Business**

Libucki & Co. LLC ("The Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange Chicago, Inc ("NYSE Chicago"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Nasdaq Stock Market ("NASDAQ"). The Company is a Pennsylvania Limited Liability Company that provides securities execution services to its customers located throughout the United States.

**NOTE 2 - Summary of Significant Accounting Policies**

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Restricted Cash - Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Accounts Receivable - Accounts receivable are carried at cost. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and an account is written off when it is determined that all collection efforts have been exhausted. For the year ended December 31, 2020, the Company did not write off any customer receivables.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful live used in calculating depreciation is:

| | |
|---|---|
| Equipment | 5 Years |

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment for the year ended December 31, 2020.

Revenue Recognition - Contracts with Customers – Floor Brokerage Income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard in 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after adoption and (ii) all existing revenue contracts as of adoption date through a cumulative adjustment to equity.

The core principle in the new guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides equity execution services on the floors of several stock exchanges and on electronic platforms on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of stock shares in each transaction. Floor brokerage income and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue in the month in which the transactions were executed on a trade date basis.

The Company collects Section 31 Fees from customers and pays them out to the SEC and also collects exchange fees required by the NYSE/CHX from customers on behalf of these exchanges. These are pass-through transactions with no impact on the Company's revenue and expenses. These transactions totaled $880,738 for the year ended December 31, 2020.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the rebates are received and is recorded in other income on the statement of operations in the accompanying financial statements.

**NOTE 2 - Summary of Significant Accounting Policies (continued)**

Revenue Recognition - Contracts with Customers (Continued) - For the years ended December 31, 2019 and December 31, 2020, the Company recorded commissions receivable of $950,979 and $466,961, respectively. Payments are due upon receipt of invoice.

Lease Accounting Standard - In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria described in the lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

The Company maintains a one-year operating lease in Collingswood, New Jersey, which may be renewed annually and is therefore not subject to the provisions of ASC 842. (See Note 5)

Income Taxes - The Company, a limited liability company, has elected to be taxed for federal and state purposes as a pass-through entity. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements.

## NOTE 3 - Property and Equipment

Property and equipment at December 31, 2020 were as follows:

| | |
|---|---|
| Equipment | $ 40,147 |
| Leasehold Improvements | 20,906 |
| Total Property and Equipment | 61,053 |
| Less: Accumulated Depreciation | (55,924) |
| Net Property and Equipment | $ 5,129 |

Depreciation expense for the year ended December 31, 2020 was $4,369.

## NOTE 4 - Accounts Payable and Accrued Expenses

Accrued expenses at December 31, 2020 were as follows:

| | |
|---|---|
| Accounts Payable | $ 164,697 |
| Accrued Expenses | 142,615 |
| Total | $ 307,312 |

## NOTE 5 - Related Party Transactions – Office Lease

The Company leases office space from a company under common control through an annual lease. The lease does not automatically renew and may be renewed upon lease termination. For the year ended December 31, 2020, the Company paid $45,000 in rent expense. At December 31, 2020, the Company did not owe any money for rent.

## NOTE 6 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401k retirement savings and profit sharing plan. An employee may elect to contribute up to 90% of annual compensation subject to certain limits described in the plan document. An employer matching contribution may be made at the discretion of the Company. For the year ended December 31, 2020, the Company did not make a matching contribution however it designated $134,000 as a profit sharing contribution, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

## NOTE 7 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 8 – Paycheck Protection Program Loan

On May 6, 2020, the Company received the funding of a loan from a lending institution in the aggregate amount of $233,417 pursuant to the Paycheck Protection Program (the "PPP") under the Federal Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), which was enacted March 27, 2020. The PPP is administered by the U.S. Small Business Administration ("SBA"). The

**NOTE 8 – Paycheck Protection Program Loan (Continued)**

PPP loan matures May 6, 2022, and bears interest at a rate of 1.0% per year, payable monthly commencing during August 21, 2021. The loan may be prepaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

During the year ended December 31, 2020, the Company recognized government grant income of $233,417 associated with proceeds received under the Paycheck Protection Program deemed probable to be forgiven based on the actual expenditures from the date proceeds were received by the Company through October 21, 2020, the date the 24 week covered period ended. The Company plans to submit the PPP loan forgiveness application in the near term. Although the Company believes it is probable that the PPP loan will be forgiven, the Company cannot provide assurance that it will obtain forgiveness in whole or in part.

**NOTE 9 - Commitments and Contingencies**

In the ordinary course of business, the Company, may from time-to-time, be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. At December 31, 2020, and through the date of the issuance of this report, the Company is not the subject of any legal or regulatory proceedings.

**NOTE 10 - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $5,000 or 6 2/3% of the aggregate indebtedness. At December 31, 2020, the Company had net capital of $848,840 which was $828,353 in excess of its required net capital of $20,487. The Company's aggregate indebtedness to net capital ratio was 0.36 to 1.

**NOTE 11 - Exempt Provisions of Rule 15c3-3**

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at December 31, 2020.

**NOTE 12 - Off Balance Sheet Risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker, and are recorded as restricted cash in the accompanying statement of financial condition.

**NOTE 14 - Subsequent Events**

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2020 through March 31, 2021, the date the financial statements were available to be issued. No events have been identified which require disclosure.

## *SUPPLEMENTARY INFORMATION*

**LIBUCKI & CO. LLC**
**SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2020**

## NET CAPITAL

| | | |
|---|---|---|
| Total Member's Equity | | $ 1,101,526 |
| Deductions | | |
| Non-Allowable Assets | | |
| Receivables from Brokers-Dealers | $ 241,384 | |
| Property and Equipment, Net of Accumulated Depreciation | 5,129 | |
| Other Assets | 6,173 | |
| Total Deductions | | 252,686 |
| NET CAPITAL | | $ 848,840 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| Accounts Payable and Accrued Expenses | $ 307,312 | |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 307,312 |
| **COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:** | | |
| Minimum Net Capital Required (6 2/3 % x $307,312) | | $ 20,487 |
| Minimum Dollar Net Capital Requirement | | $ 5,000 |
| Net Capital Requirement | | $ 20,487 |
| Excess Net Capital | | $ 828,353 |
| Net Capital Less 10% of Aggregate Indebtedness | | $ 818,109 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.36 to 1 |

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2020

| | |
|---|---|
| Net Capital, as reported in Company's Part IIA (unaudited) amended FOCUS report | $ 818,544 |
| Increase in Net Income | 70,813 |
| Reduction in Beginning Retained Earnings | (40,517) |
| Net Capital per the preceding | $ 848,840 |
| Aggregate Indebtedness, as reported in Company's Part IIA amended (unaudited) FOCUS report | $ 337,608 |
| Decrease in Accounts Payable and Accrued Expenses | 30,296 |
| Aggregate Indebtedness per the preceding | $ 307,312 |
| Minimum Net Capital requirement per Company's Part IIA amended (unaudited) FOCUS report | $ 22,507 |
| Minimum Net Capital per the preceding | $ 20,487 |

**LIBUCKI & CO. LLC**
**SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2020**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

# Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance of
Libucki & Co. LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Libucki & Co. LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Libucki & Co. LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Libucki & Co. LLC stated that Libucki & Co. LLC met the identified exemption provisions throughout the most recent fiscal year January 1, 2020 through December 31, 2020, without exception. Libucki & Co. LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Libucki & Co. LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
March 31, 2021

Libucki & Company, LLC
1101 Haddon Ave.
Collingswood, NJ, 08108
Members of the NYSE Chicago Stock
Exchange and FINRA

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Libucki& Co, LLC claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph (k)(2)(ii).

2. Libucki& Co, LLC met the identified exemption provision in SEC Rule 15c3-3(k)(2)(ii) throughout thefiscal year from January 1, 2020 through December 31, 2020without exception.

Sign: Deborah Libucki Date: 3/31/2021

Deborah Libucki, CEO
Libucki& Co, LLC
1101 Haddon Avenue
Collingswood, NJ 08108
856-833-0310

Kreischer Miller

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# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member and Those Charged With Governance of
Libucki & Co. LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Libucki & Co. LLC and the SIPC, solely to assist you and SIPC in evaluating Libucki & Co. LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Libucki & Co. LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in the amended Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed, noting no differences.

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on Libucki & Co. LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Libucki & Co. LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
March 31, 2021

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended December 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65563 NYSE DEC
LIBUCKI & CO LLC
1101 HADDON AVE.
COLLINGSWOOD, NJ 08108-2012

AMENDED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

A.T. CHIAVERELLI 484-278-4423

2. A. General Assessment (item 2e from page 2) $3,932

   B. Less payment made with SIPC-6 filed (**exclude interest**) (3,932)

   7/24/20, 2/28/21, 3/31/21
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $0

   G. **PAYMENT: √ the box**
   **Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☑
   **Total (must be same as F above)** $0

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIBUCKI & CO LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ______________, 20____.

MANAGING MEMBER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $2,957,073 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 102,421 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PPP Loan Forgiveness (Deductions in excess of $100,000 require documentation) | 233,417 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 335,838 |
| 2d. SIPC Net Operating Revenues | $2,621,235 |
| 2e. General Assessment @ .0015 | $3,932 |
| | (to page 1, line 2.A.) |